

March 18, 2013

Via E-mail
Baoguo Jiang
Chairman of the Board
Yaboo, Inc.
500 Lake Cook Road Suite 350
Deerfield, IL 60015

> **Re: Yaboo, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed May 16, 2012**
> **File No. 333-164999**
> **Form 10-Q for Quarterly Period Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 333-164999**
> **Response dated February 25, 2013**

Dear Mr. Jiang:

We have reviewed your response letter dated February 25, 2013 and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2012

Property, Plant, and Equipment Depreciation, page 12

1. Based on information in your response and disclosed in your filings and exhibits thereto, our understanding is the following:

   - Commencing September 1, 2009, you leased the restaurant facilities for the Qilin Bay restaurant from Taizhou Sunny Agricultural Development Co., Ltd., an unrelated party owned 100% by Hailing Modern Agricultural Demonstration Zone Administration Office.

- All of the fixed assets you report at December 31, 2011 and thereafter represent improvements to the Qilin Bay restaurant (leasehold improvements) made during the term of the lease.
- By agreement with Hailing Modern Agricultural Demonstration Zone Administration Office effective on March 1, 2012, your lease for the Qilin Bay restaurant was terminated, and all rights to operate and/or manage the Qilin Bay restaurant, including licenses, seals, and all other approvals, associated space and assets, including leasehold improvements, conferred to you by the lease or otherwise were transferred to Hailing Modern Agricultural Demonstration Zone Administration Office.
- You did not receive any consideration upon termination of the Qilin Bay restaurant lease or thereafter.
- You have no business operations subsequent to the cessation of your association with the Qilin Bay restaurant and no fixed assets for any purpose other than the Qilin Bay restaurant.

Since it appears that you no longer have an interest in, control over or receive the economic benefits/cash flows associated with the leasehold improvements for the Qilin Bay restaurant, it appears that you should not report any fixed assets from March 1, 2012 and thereafter. Please advise.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief